EMX Royalty Corporation (the "Company")

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations ("NI 51-102")

Following the Annual General Meeting of the Shareholders of the Company held on June 30, 2022 (the "Meeting"), and in accordance with Section 11.3 of NI 51-102, we hereby notify you of the following results obtained at the Meeting:

1. The number of directors of the Company was set at six (6) by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 39,152,472 (99.11%) votes FOR and 351,056 (0.89%) votes AGAINST.

2. The following directors were elected at the Meeting by a majority of the shareholders that voted at the Meeting:

Director	Votes FOR	Votes WITHHELD
Brian E. Bayley	38,190,284 (96.68%)	1,313,245 (3.32%)
David M. Cole	39,206,471 (99.25%)	297,058 (0.75%)
Sunny Lowe	39,100,252 (98.98%)	403,277 (1.02%)
Henrik Lundin	39,230,932 (99.31%)	272,597 (0.69%)
Larry M. Okada	38,100,041 (96.45%)	1,403,488 (3.55%)
Michael D. Winn	39,209,715 (99.26%)	293,814 (0.74%)

3. Davidson & Company LLP, Chartered Accountants, were appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 53,786,660 (99.29%) votes FOR and 387,344 (0.71%) votes WITHHELD.

4. The Company's Stock Option Plan was approved by shareholders that voted at the Meeting. Shares voted by proxy represented 36,378,197 (92.09%) votes FOR and 3,125,331 (7.91%) votes AGAINST.

Dated at Vancouver, British Columbia this 30th day of June 2022

EMX Royalty Corporation

By:	/s/ Rocio Echegaray
Rocio Echegaray
Corporate Secretary

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXRoyalty.com